UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     ---------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.08 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   G20045103
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                            Melissa J. Schwartz, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 872-1000
                        ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 10, 2002
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103                                            Page 2 of 6 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ELEMENTAL LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [ ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Gibraltar



      Number of            7          Sole Voting Power
        Shares                              0
     Beneficially          8          Shared Voting Power
       Owned By                             0
         Each
      Reporting            9          Sole Dispositive Power
        Person                              0
         With              10         Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13D

CUSIP No. G20045103                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  VLADIMIR A. GOUSSINSKY

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [ ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Russia; Israel



      Number of            7          Sole Voting Power
        Shares                              0
     Beneficially          8          Shared Voting Power
       Owned By                             0
         Each
      Reporting            9          Sole Dispositive Power
        Person                              0
         With              10         Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                                    IN

                                                               Page 4 of 6 Pages

         This Amendment No. 8 on Schedule 13D relates to shares of Class A Common Stock, $.08 par value per share (the "Shares"), of Central European Media Enterprises Ltd. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated September 23, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 8 is being filed by the Reporting Persons to report that, as a result of recent dispositions of Shares, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the total number of outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              (i)      Elemental Limited ("EL") and

              (ii)     Mr. Vladimir A. Goussinsky ("Mr. Goussinsky").

         This Statement relates to Shares held for the account of EL.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of the date hereof, the Reporting Persons may not be deemed to be the beneficial owners of any Shares.

         (c) Except for the transactions set forth in Annex A hereto, there have been no transactions effected with respect to the Shares since June 17, 2002 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

         (d)  Not applicable.

         (e) As of July 10, 2002, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

                                                               Page 5 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:    July 15, 2002                      ELEMENTAL LIMITED


                                             By:    /s/ David Shortt
                                                   -----------------------------
                                                   David Shortt
                                                   Director


Date:    July 15, 2002                      VLADIMIR A. GOUSSINSKY


                                             By:    /s/ Vladimir A. Goussinsky
                                                   -----------------------------

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                                                               Page 6 of 6 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                      CENTRAL EUROPEAN MEDIA HOLDINGS LTD.


                                Date of         Nature of        Number of
     For the account of         Transaction     Transaction      Securities       Price
     -----------------          ------------    -----------      ----------       -------

     Elemental Limited          6/19/02         SALE (open         17,500          $15.55
                                                 market)

                                7/1/02          SALE (open          5,000          $15.60
                                                 market)

                                7/10/02         SALE (privately   227,602          $15.55
                                                 negotiated)
